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                                                                                         Exhibit 12(d)

                          Entergy Mississippi, Inc.
          Computation of Ratios of Earnings to Fixed Charges and
   Ratios of Earnings to Combined Fixed Charges and Preferred Dividends


                                                                1993      1994     1995     1996       1997       1998

Fixed charges, as defined:
  Total Interest                                                $55,359  $52,764  $51,635   $48,007    $45,274    $40,927
  Interest applicable to rentals                                  1,264    1,716    2,173     2,165      1,947      1,864
                                                                ---------------------------------------------------------
Total fixed charges, as defined                                  56,623   54,480   53,808    50,172     47,221     42,791

Preferred dividends, as defined (a)                              12,990    9,447    9,004     7,610      5,123      4,878
                                                                ---------------------------------------------------------

Combined fixed charges and preferred dividends, as defined      $69,613  $63,927  $62,812   $57,782    $52,344    $47,669
                                                                =========================================================
Earnings as defined:

  Net Income                                                   $101,743  $48,779  $68,667   $79,210    $66,661    $59,268
  Add:
    Provision for income taxes:
    Total income taxes                                           55,993   12,476   34,877    41,107     26,744     28,031
    Fixed charges as above                                       56,623   54,480   53,808    50,172     47,221     42,791
                                                               ----------------------------------------------------------

Total earnings, as defined                                     $214,359 $115,735 $157,352  $170,489   $140,626   $130,090
                                                               ==========================================================

Ratio of earnings to fixed charges, as defined                     3.79     2.12     2.92      3.40       2.98       3.04
                                                                =========================================================

Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                   3.08     1.81     2.51      2.95       2.69       2.73
                                                                =========================================================


------------------------
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.


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